November 15, 2012

VIA ELECTRONIC DELIVERY

Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Gladstone Land Corporation

Amendment No. 2 to Registration Statement on Form S-11

Filed November 2, 2012

File No. 333-183965

Dear Ms. Gowetski,

On behalf of Gladstone Land Corporation (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 8, 2012 with respect to Pre-effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-183965) (the “Registration Statement”), filed on November 2, 2012. Simultaneously herewith, the Company is filing Pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) and supplementally providing, for the Staff’s review, a version of Amendment No. 3 marked to show changes from Amendment No. 2.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of our responses correspond to the page numbers of Amendment No. 3.

1.	We note your response to comment 2 in our letter dated October 25, 2012 and updated fair value of acquired assets and liabilities. Given that you did not acquire a lease in the asset acquisition of the Keysville Road Farms, please tell us how you determined it would be appropriate to allocate value to an in-place lease intangible asset as well as a below-market lease intangible liability.

Based on the Staff’s comment and the Company’s discussion with the staff on November 14, 2012, the Company understands that the Staff believes that because there was not an existing lease in place at the time of the acquisition that it is not appropriate to allocate value to an in-place lease intangible asset as well as a below-market lease intangible liability in connection with the asset acquisition. In response to the Staff’s Comment and the November 14, 2012 discussion, the Company has revised its 2011 financial statements to remove the allocated value to an in-place lease intangible asset as well as a below-market lease intangible liability. As a result, all of the consideration related to the acquisition of the Keysville Road Farms, including transaction costs, have been allocated to land. The Company revised the previously restated financial statements as the impact to the 2011 financial statements was immaterial, as summarized below, and has thus revised the restated column footnote on page F-13 accordingly. The table below summarizes the impact of the revision on the 2011 financial statements that were filed in the second amendment to the Company’s Form S-11.

	As of and for the year ended December 31, 2011
	As Previously Reported	Restatement Adjustment	As Previously Restated	Revision Adjustment
Total assets	33,041,417	(187,340)	32,854,077	(85,800)
Total liabilities	25,402,365	(87,307)	25,315,058	(83,134)
Total stockholder’s equity	7,639,052	(100,033)	7,539,019	(2,666)
Net income	108,919	(100,033)	8,886	(2,667)

2.	We note your response to comment 2 in our letter dated October 25, 2012 and the labeling of your financial statements as “Restated.” Please also label other relevant portions of your financial statement footnotes as restated. For instance, the provision for income taxes as disclosed in Note 2 for the year ended December 31, 2011 has been restated, as well as your earnings per share of common stock as disclosed in Note 5.

In response to the Staff’s Comment, the Company has updated the relevant portions of its financial statements on pages F-12, F-16, F-18 and F-20.

Draft Legal Opinion

3.	We note your response to comment 3 in our letter dated October 25, 2012 and the revised language that “all such documents have been duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof.” Please explain to us why it is appropriate to include the company’s documents in this assumption or revise accordingly. We also note similar language in the tax opinion.

In response to the Comments 3-5, we are supplementally providing a revised draft tax opinion under separate cover. As discussed with the Staff on November 13, 2012, we respectfully note that the language cited in Comment No. 3 does not appear in the draft legality opinion and there are no assumptions in the draft legality opinion with respect to due execution.

Draft Tax Opinion

4.	We note your response to comment 5 in our letter dated October 25, 2012. Please revise assumption (vii) to clarify that it only relates to factual representations or statements.

Please see our response to Comment No. 3.

5.	We note your response to comment 6 in our letter dated October 25, 2012 and the revised paragraph that appears on the top of page 3 of your tax opinion. Although we note that qualification of the company as a REIT will depend upon the company’s meeting, through its operations, the various qualification tests, we continue to believe it is not appropriate to qualify counsel’s opinion in the manner described in the first paragraph of page 3 with specific reference to the opinion in paragraph (i). Please have counsel revise accordingly or advise.

Please see our response to Comment No. 3.

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You may fax any comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration Statement or this response to the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	David Gladstone, Gladstone Land Corporation

Thomas R. Salley, Cooley LLP

Brian F. Leaf, Cooley LLP